SGOCO GROUP, LTD.
SUITE 1817
BEIJING SILVER TOWER
NO. 2 EAST 3RD RING ROAD NORTH
CHAOYANG DISTRICT
BEIJING, CHINA 100027

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States of America.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M50740-P31818 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SGOCO GROUP, LTD.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. To approve and adopt the financial statements of the Company for the year ended December 31, 2011.	☐	☐	☐
2. To ratify and approve the appointment of Crowe Horwath (HK) CPA Limited ("Crowe Horwath") as auditor of the Company and to authorize the directors to fix the remuneration of the auditors.	☐	☐	☐

3. Election of Directors

Nominees:	For	Against	Abstain
3a. Burnette Or	☐	☐	☐
3b. Robert Eu	☐	☐	☐
3c. Frank Wu	☐	☐	☐
3d. John Chen	☐	☐	☐
3e. Pik Yue Hon	☐	☐	☐
3f. Yoann Normandeau	☐	☐	☐
3g. Tin Man Or	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

M50741-P31818

SGOCO GROUP, LTD.
(Incorporated in the Cayman Islands with limited liability)
NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 28, 2012

I/We of ______________, being the registered holder(s) of ____________ ordinary share(s), par value US$0.001 per share ("Ordinary Shares"), of SGOCO Group, Ltd. (the "Company"), hereby appoint the Chairman of the Annual General Meeting or _________________ of ____________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Suite 1817, Beijing Silver Tower, No. 2 East 3rd Ring Road North, Chaoyang District, Beijing, China on 28 December 2012 at 9.00 a.m. local time, and in the event of a poll, to vote for me/us as indicated on the reverse side, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

Continued and to be signed on reverse side